UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2023

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of outbreaks, epidemics or pandemics, such as the Covid-19 pandemic and ongoing challenges and uncertainties posed by the Covid-19 pandemic for businesses and governments around the world; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Acquisition dated 07 March 2023, prepared by WPP plc.

FOR IMMEDIATE RELEASE	7 March 2023

WPP PLC ("WPP")

WPP acquires German healthcare specialist 3K Communication

Frankfurt-based 3K will join WPP's Hill+Knowlton Strategies, advancing the company's growth in the global healthcare sector

WPP announces today that it has acquired 3K Agentur für Kommunikation (3K), one of the leading healthcare specialist PR agencies in Germany. 3K will become part of the Hill+Knowlton Strategies (H+K) global network, strengthening its healthcare presence in Europe and expanding its operations in Germany.

Founded 25 years ago, 3K is known for its expertise in healthcare, biopharmaceuticals, and related sciences, working with some of the world's most notable global pharmaceutical companies, consumer health brands, and local biotech start-ups.

The addition of 3K aligns with WPP's strategic focus on healthcare and marks the company's continued investment in Germany. In the second half of 2022, WPP appointed Wendy Lund as Chief Client Officer for Health & Wellness and FM Schmidt as WPP's first President of the German market.

The acquisition is also the latest milestone in H+K's ongoing transformation. The agency has grown more than 25% over the last two years, expanding its global leadership team - including Brenna Terry as Global Chair of Healthcare - and acquiring the JeffreyGroup in Latin America.

AnnaMaria DeSalva, Global Chairman and CEO of Hill+Knowlton Strategies, said: "Healthcare is in a perpetual cycle of growth and transformation, demanding superior communication and stakeholder strategies. Hill+Knowlton has a large role to play in this dynamic market. The addition of 3K will meaningfully strengthen our international capability in healthcare, and I am delighted to welcome them to the H+K family."

Ruth Bastuck, Founder and Managing Director of 3K, said: "I'm incredibly proud of what we have successfully built at 3K over the past 25 years, but I am equally excited for our future with Hill+Knowlton. Healthcare is such an important component of H+K's global strategy, and we could not have found a better fit, culturally, strategically, or operationally. We are equally dedicated to shaping excellent medical-to-human interactions. Tapping into the diverse resources and global reach of the H+K and WPP networks will create many exciting new opportunities for both our clients and our employees."

Mark Read, CEO of WPP, said: "Amid today's dynamic macroeconomic conditions we have seen great resilience and growth in the healthcare sector, as well as across our own PR businesses. Germany is our third largest market, and the addition of 3K to Hill+Knowlton's growing portfolio further strengthens WPP's global healthcare offer to clients."

3K becomes the latest in a series of acquisitions - including Fēnom Digital, Diff, Passport, Newcraft and Corebiz in the last six months alone - that form part of WPP's accelerated growth strategy and focused M&A approach to continue to build on the company's core capabilities.

ENDS

Further information:
Louise Lacourarie, WPP
+44 (0)20 7282 4600 / +44 7741 360931
louise.lacourarie@wpp.com

Sarah Brandon, Hill+Knowlton
+1 416 413 4773
sarah.brandon@hkstrategies.com

About WPP
WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

About Hill+Knowlton
Hill+Knowlton Strategies, Inc. is an international communications consultancy, providing services to local, multinational, and global clients. H+K operates more than 70 offices in nearly 40 countries worldwide, as well as an extensive associate network, delivering award-winning campaigns to clients across all sectors and disciplines and with a focus on continued innovation for the industry. Headquartered in New York, the firm is part of WPP, one of the world's largest communications services groups.  For more information about H+K, click here, follow us on Twitter here, like us on Facebook here, and follow us on LinkedIn here.

About 3K
Founded in 1998, 3K is one of the leading healthcare PR agencies in Germany, helping clients translate complex issues in healthcare and science into innovative formats, bringing products, brands and companies into the conversation. http://www.3k-kommunikation.de/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 07 March 2023.	By: ______________________
Balbir Kelly-Bisla
Company Secretary